CONSENT OF QUALIFIED PERSON

Ontario Securities Commission (Principal Regulator)
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial and Consumer Affairs Authority
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:	Kirkland Lake Gold Ltd. (the “Company”)
Filing of Technical Report

I, Mariana Pinheiro Harvey, P.Eng. , consent to the public filing of the technical report titled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report” having an effective date of December 31, 2018 and an original issue date of April 1, 2019 as amended and restated on July 19, 2019 (the “Technical Report”) by the Company.

I also consent to the use of any extracts from or a summary of the Technical Report in the news releases of the Company dated February 21, 2019 and July 19, 2019 (the “News Releases”).

I certify that I have read the written disclosure contained in the News Releases being filed by the Company and that the News Releases fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of July, 2019.

“Signed and Sealed”
Mariana Pinheiro Harvey, P.Eng.
Chief Engineer, Macassa Mine